UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Falcon Minerals Corporation

(Name of Issuer)
Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)
30607B109

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Freestone Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Freestone Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,133,175
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,133,175
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,175
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Gary Furukawa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,078,309
	6	SHARED VOTING POWER 1,133,175
	7	SOLE DISPOSITIVE POWER 1,078,309
	8	SHARED DISPOSITIVE POWER 1,133,175
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1.	(a) Name of Issuer

The name of the issuer is Falcon Minerals Corporation (the “Issuer”).

Item 1.	(b) Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 510 Madison Avenue, 8th Floor, New York, New York 10022.

Item 2.	(a) Name of Person Filing:

This Schedule 13G is hereby filed by the persons set forth below.

Freestone Investments LLC

Freestone Capital Management, LLC

Gary Furukawa

Item 2.	(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office for each Reporting Person is set forth below.

Freestone Investments LLC: 701 Fifth Avenue, Suite 74000, Seattle, Washington 98104

Freestone Capital Management, LLC: 701 Fifth Avenue, Suite 74000, Seattle, Washington 98104

Gary Furukawa: 701 Fifth Avenue, Suite 74000, Seattle, Washington 98104

Item 2.	( c) Citizenship:

Freestone Investments LLC is a Washington limited liability company.

Freestone Capital Management, LLC is a Delaware limited liability company.

Gary Furukawa is a citizen of the United States of America.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

30607B109

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 4. Ownership

Ownership is incorporated by reference to items 5-9 and 11 of the cover page of each Reporting Person.

Freestone Investments LLC (“FI”) is the general partner of Freestone Advantage Partners III LP (the “Fund”). The number of shares of Class A Common Stock beneficially owned by FI is comprised of 1,133,175 shares held directly by the Fund.

Freestone Capital Management, LLC (“FCM”) is the investment manager of the Fund as well as various managed accounts that own shares of Class A Common Stock. The number of shares of Class A Common Stock beneficially owned by FCM is comprised of 1,133,175 shares held directly by the Fund and 150,414 shares held in managed accounts (other than in respect of Gary Furukawa personally).

The number of shares of Class A Common Stock beneficially owned by Gary Furukawa for which he has sole voting power and sole dispositive power is comprised of shares held directly by an estate planning vehicle indirectly controlled by Mr. Furukawa and his spouse.

The percentage disclosed in item 11 of the cover page of each Reporting Person is calculated based upon 46,376,740 shares of Class A Common Stock reported to be outstanding as of November 2, 2021 by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2021 and filed with the Securities and Exchange Commission on November 5, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Freestone Capital Holdings, LLC (“FCH”), directly or indirectly, owns all of the equity of Freestone Investments LLC and Freestone Capital Management, LLC, and could be deemed to be the beneficial owner of all of the reported securities. Each of Gary Furukawa and Erik Morgan (collectively, the "Directors") are members of FCH’s board of directors. Each of FCH and each of the Directors expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30607B109	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Freestone Investments LLC

By:	/s/ Kathlyne Kiaie
Kathlyne Kiaie, Chief Compliance Officer

Freestone Capital Managment, LLC

By:	/s/ Kathlyne Kiaie
Kathlyne Kiaie Chief Compliance Officer

By:	/s/ Gary I. Furukawa
Gary I. Furukawa